 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-265842

Supplement dated August 9, 2023
To Prospectus Supplement dated September 14, 2022
(To Prospectus dated July 7, 2022)

Up to $100,000,000

Common Stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated September 14, 2022 (the “Prospectus Supplement”), providing for the offer and sale of shares of our common stock, par value $0.0001 per share, having an aggregate offering price of up to $100,000,000 from time to time, in one or more transactions, to or through our sales agent, in ordinary brokers’ transactions, to or through a market maker, on or through The Nasdaq Global Market or any other market venue where the securities may be traded, in the over-the-counter market, in privately negotiated transactions, in block trades, through a combination of any such methods of sale or through any other method permitted by law, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices agreed upon by us and our sales agent. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the amendment of the equity distribution agreement pursuant to which the offering is being conducted (as amended, the “Equity Distribution Agreement”) to revise the sales agent named in the Prospectus Supplement and the Equity Distribution Agreement to remove Credit Suisse Securities (USA) LLC and to add Barclays Capital Inc.

Accordingly, the Prospectus Supplement is hereby amended to reflect the following changes:

1.	Each reference to “Credit Suisse Securities (USA) LLC” is hereby replaced with “Barclays Capital Inc.” and each reference to “Credit Suisse” is hereby replaced with “Barclays”; and

2.	Paragraph 9 under the section titled “Plan of Distribution” is hereby replaced in its entirely with the following:

“We will report at least quarterly the number of shares of common stock sold through Barclays under the equity distribution agreement, the gross proceeds and the net proceeds to us and the compensation paid by us to Barclays in connection with the sales of common stock. Barclays and its affiliates have provided, and may in the future provide, various investment banking and advisory services for us from time to time for which they have received, and may in the future receive, customary fees and expenses. In particular, Barclays Bank PLC, an affiliate of Barclays Capital Inc., acts as issuing lender, the swingline lender and as administrative agent to us under the senior secured senior revolving credit agreement with various other lenders, dated April 30, 2021, as amended.”

Barclays